SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Gaming and Leisure Properties Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

36467J108

(CUSIP Number)

David N. Brooks

Fortress Investment Group LLC

1345 Avenue of the Americas, 46th Floor

New York, NY 10105

(212) 798-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(with copies to)

Adam M. Turteltaub, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

November 1, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467J108	Page 2 of 28 Pages

1	Name of reporting person FIF V PFD LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,624,000
	9	Sole dispositive power 0
	10	Shared dispositive power 8,624,000
11	Aggregate amount beneficially owned by each reporting person 8,624,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.69%*
14	Type of reporting person (see instructions) OO

*	All percentages of Common Stock (as defined below) outstanding contained herein are based on 89,020,704 shares of Common Stock outstanding as of November 1, 2013.

CUSIP No. 36467J108	Page 3 of 28 Pages

1	Name of reporting person FIG LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,803,017*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,803,017*
11	Aggregate amount beneficially owned by each reporting person 8,803,017*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.89%
14	Type of reporting person (see instructions) OO

*	8,781,822 shares of Common Stock deemed beneficially owned solely in its capacity as the investment advisor of the Fortress V Funds (as defined below).

CUSIP No. 36467J108	Page 4 of 28 Pages

1	Name of reporting person Fortress Investment Fund V (Fund A) L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,781,822*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,781,822*
11	Aggregate amount beneficially owned by each reporting person 8,781,822*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.86%
14	Type of reporting person (see instructions) PN

*	Solely in its capacity as the holder of membership interests in FIF V PFD LLC and FIG PNG Holdings LLC.

CUSIP No. 36467J108	Page 5 of 28 Pages

1	Name of reporting person Fortress Investment Fund V (Fund B) L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,781,822*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,781,822*
11	Aggregate amount beneficially owned by each reporting person 8,781,822*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.86%
14	Type of reporting person (see instructions) PN

*	Solely in its capacity as the holder of membership interests in FIF V PFD LLC and FIG PNG Holdings LLC.

CUSIP No. 36467J108	Page 6 of 28 Pages

1	Name of reporting person Fortress Investment Fund V (Fund C) L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,781,822*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,781,822*
11	Aggregate amount beneficially owned by each reporting person 8,781,822*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.86%
14	Type of reporting person (see instructions) PN

*	Solely in its capacity as the holder of membership interests in FIF V PFD LLC and FIG PNG Holdings LLC.

CUSIP No. 36467J108	Page 7 of 28 Pages

1	Name of reporting person Fortress Investment Fund V (Fund D) L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,781,822*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,781,822*
11	Aggregate amount beneficially owned by each reporting person 8,781,822*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.86%
14	Type of reporting person (see instructions) PN

*	Solely in its capacity as the holder of membership interests in FIF V PFD LLC and FIG PNG Holdings LLC.

CUSIP No. 36467J108	Page 8 of 28 Pages

1	Name of reporting person Fortress Investment Fund V (Fund E) L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,781,822*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,781,822*
11	Aggregate amount beneficially owned by each reporting person 8,781,822*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.86%
14	Type of reporting person (see instructions) PN

*	Solely in its capacity as the holder of membership interests in FIF V PFD LLC and FIG PNG Holdings LLC.

CUSIP No. 36467J108	Page 9 of 28 Pages

1	Name of reporting person Fortress Investment Fund V (Fund F) L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,781,822*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,781,822*
11	Aggregate amount beneficially owned by each reporting person 8,781,822*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.86%
14	Type of reporting person (see instructions) PN

*	Solely in its capacity as the holder of membership interests in FIF V PFD LLC and FIG PNG Holdings LLC.

CUSIP No. 36467J108	Page 10 of 28 Pages

1	Name of reporting person Fortress Investment Fund V (Coinvestment Fund A) L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,781,822*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,781,822*
11	Aggregate amount beneficially owned by each reporting person 8,781,822*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.86%
14	Type of reporting person (see instructions) PN

*	Solely in its capacity as the holder of membership interests in FIF V PFD LLC and FIG PNG Holdings LLC.

CUSIP No. 36467J108	Page 11 of 28 Pages

1	Name of reporting person Fortress Investment Fund V (Coinvestment Fund B) L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,781,822*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,781,822*
11	Aggregate amount beneficially owned by each reporting person 8,781,822*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.86%
14	Type of reporting person (see instructions) PN

*	Solely in its capacity as the holder of membership interests in FIF V PFD LLC and FIG PNG Holdings LLC.

CUSIP No. 36467J108	Page 12 of 28 Pages

1	Name of reporting person Fortress Investment Fund V (Coinvestment Fund C) L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,781,822*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,781,822*
11	Aggregate amount beneficially owned by each reporting person 8,781,822*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.86%
14	Type of reporting person (see instructions) PN

*	Solely in its capacity as the holder of membership interests in FIF V PFD LLC and FIG PNG Holdings LLC.

CUSIP No. 36467J108	Page 13 of 28 Pages

1	Name of reporting person Fortress Investment Fund V (Coinvestment Fund D) L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,781,822*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,781,822*
11	Aggregate amount beneficially owned by each reporting person 8,781,822*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.86%
14	Type of reporting person (see instructions) PN

*	Solely in its capacity as the holder of membership interests in FIF V PFD LLC and FIG PNG Holdings LLC.

CUSIP No. 36467J108	Page 14 of 28 Pages

1	Name of reporting person Fortress Investment Fund V (Coinvestment Fund F) L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,781,822*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,781,822*
11	Aggregate amount beneficially owned by each reporting person 8,781,822*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.86%
14	Type of reporting person (see instructions) PN

*	Solely in its capacity as the holder of membership interests in FIF V PFD LLC and FIG PNG Holdings LLC.

CUSIP No. 36467J108	Page 15 of 28 Pages

1	Name of reporting person Fortress Fund V GP L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,781,822*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,781,822*
11	Aggregate amount beneficially owned by each reporting person 8,781,822*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.86%
14	Type of reporting person (see instructions) PN

*	Solely in its capacity as the general partner of the Fund V ADE Funds (as defined below).

CUSIP No. 36467J108	Page 16 of 28 Pages

1	Name of reporting person Fortress Fund V GP (BCF) L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,781,822*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,781,822*
11	Aggregate amount beneficially owned by each reporting person 8,781,822*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.86%
14	Type of reporting person (see instructions) PN

*	Solely in its capacity as the general partner of the Fund V BCF Funds (as defined below).

CUSIP No. 36467J108	Page 17 of 28 Pages

1	Name of reporting person Fortress Fund V GP Holdings Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,781,822*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,781,822*
11	Aggregate amount beneficially owned by each reporting person 8,781,822*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.86%
14	Type of reporting person (see instructions) OO

*	Solely in its capacity as the general partner of Fortress Fund V GP L.P.

CUSIP No. 36467J108	Page 18 of 28 Pages

1	Name of reporting person Fortress Fund V GP (BCF) Holdings Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,781,822*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,781,822*
11	Aggregate amount beneficially owned by each reporting person 8,781,822*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.86%
14	Type of reporting person (see instructions) OO

*	Solely in its capacity as the general partner of Fortress Fund V GP (BCF) L.P.

CUSIP No. 36467J108	Page 19 of 28 Pages

1	Name of reporting person Fortress Operating Entity I LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,803,017*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,803,017*
11	Aggregate amount beneficially owned by each reporting person 8,803,017*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.89%
14	Type of reporting person (see instructions) PN

*	Solely in its capacity as the holder of all the issued and outstanding interests of each of FIG LLC and Fortress Fund V GP Holdings Ltd.

CUSIP No. 36467J108	Page 20 of 28 Pages

1	Name of reporting person Principal Holdings I LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,781,822*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,781,822*
11	Aggregate amount beneficially owned by each reporting person 8,781,822*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.86%
14	Type of reporting person (see instructions) PN

*	Solely in its capacity as the holder of all the issued and outstanding interests of Fortress Fund V GP (BCF) Holdings Ltd.

CUSIP No. 36467J108	Page 21 of 28 Pages

1	Name of reporting person FIG Corp.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,803,017*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,803,017*
11	Aggregate amount beneficially owned by each reporting person 8,803,017*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.89%
14	Type of reporting person (see instructions) CO

*	Solely in its capacity as the general partner of Fortress Operating Entity I LP.

CUSIP No. 36467J108	Page 22 of 28 Pages

1	Name of reporting person FIG Asset Co. LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,781,822*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,781,822*
11	Aggregate amount beneficially owned by each reporting person 8,781,822*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.86%
14	Type of reporting person (see instructions) OO

*	Solely in its capacity as the general partner of Principal Holdings I LP.

CUSIP No. 36467J108	Page 23 of 28 Pages

1	Name of reporting person Fortress Investment Group LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,803,017*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,803,017*
11	Aggregate amount beneficially owned by each reporting person 8,803,017*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.89%
14	Type of reporting person (see instructions) OO

*	Solely in its capacity as the holder of all of the issued and outstanding interest of each of FIG Corp. and FIG Asset Co. LLC.

CUSIP No. 36467J108	Page 24 of 28 Pages

1	Name of reporting person Wesley R. Edens
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,803,017*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,803,017*
11	Aggregate amount beneficially owned by each reporting person 8,803,017*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.89%
14	Type of reporting person (see instructions) IN

*	8,624,000 shares of Common Stock deemed beneficially owned solely in Mr. Eden’s capacity as the manager of FIF V PFD LLC. 179,017 shares of Common Stock deemed beneficially owned solely by virtue of Mr. Eden’s indirect interest in FIG LLC.

Item 1.	Security and the Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Gaming and Leisure Properties Inc., a Pennsylvania corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 825 Berkshire Blvd., Suite 400, Wyomissing, PA 19610.

Item 2.	Identity and Background

(a)

i.	FIF V PFD LLC, a Delaware limited liability company (“FIF V”), and FIG LLC, a Delaware limited liability company (“FIG”), each directly hold shares of Common Stock of the Issuer.

ii.	FIG is the investment manager of: Fortress Investment Fund V (Fund A) L.P., an exempted limited partnership under the laws of the Cayman Islands, Fortress Investment Fund V (Fund D) L.P., an exempted limited partnership under the laws of the Cayman Islands, Fortress Investment Fund V (Fund E) L.P., an exempted limited partnership under the laws of the Cayman Islands, Fortress Investment Fund V (Coinvestment Fund A) L.P., an exempted limited partnership under the laws of the Cayman Islands, Fortress Investment Fund V (Coinvestment Fund D) L.P., an exempted limited partnership under the laws of the Cayman Islands (collectively, the “Fund V ADE Funds”), Fortress Investment Fund V (Fund B) L.P., an exempted limited partnership under the laws of the Cayman Islands, Fortress Investment Fund V (Fund C) L.P., an exempted limited partnership under the laws of the Cayman Islands, Fortress Investment Fund V (Fund F) L.P., an exempted limited partnership under the laws of the Cayman Islands, Fortress Investment Fund V (Coinvestment Fund B) L.P., an exempted limited partnership under the laws of the Cayman Islands, Fortress Investment Fund V (Coinvestment Fund C) L.P., an exempted limited partnership under the laws of the Cayman Islands, and Fortress Investment Fund V (Coinvestment Fund F) L.P., an exempted limited partnership under the laws of the Cayman Islands (collectively, the “Fund V BCF Funds” and together with the Fund V ADE Funds, the “Fortress V Funds”), which are the sole owners of FIF V.

iii.	Fortress Fund V GP L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“V GP”), is the general partner of the Fund V ADE Funds.

iv.	Fortress Fund V GP (BCF) L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“V (BCF) GP”), is the general partner of the Fund V BCF Funds.

v.	Fortress Fund V GP Holding Ltd., an exempted company organized under the laws of the Cayman Islands (“Holdings V”), is the general partner of V GP.

vi.	Fortress Fund V GP (BCF) Holding Ltd., an exempted company organized under the laws of the Cayman Islands (“Holdings (BCF) V”), is the general partner of V (BCF) GP.

vii.	Fortress Operating Entity I LP, a Delaware limited partnership (“FOE I”), is the holder of all of the issued and outstanding interests of each of FIG and Holdings V.

viii.	Principle Holdings I LP, a Delaware limited partnership (“PH I”), is the holder of all of the issued and outstanding interests of Holdings (BCF) V.

ix.	FIG Corp., a Delaware corporation (“FIGC”), is the general partner of FOE I.

x.	FIG Asset Co. LLC, a Delaware limited liability company (“FIGA”), is the general partner of PH I.

xi.	Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”), is the holder of all of the issued and outstanding interests in FIGC and FIGA.

xii.	Wesley R. Edens is the manager of FIF V and holds an indirect interest in FIG.

The foregoing persons, other than Mr. Edens, are collectively referred to as the “Fortress Reporting Persons”, and together with Mr. Edens are referred to as the “Reporting Persons”.

(b) The address of the principal business and principal office of each of the Reporting Persons is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

(c) The principal business of each of the Fortress Reporting Persons is making securities, real estate and other asset-based investments. Set forth on Annex A attached hereto is a listing of the directors and executive officers of each of the Fortress Reporting Persons (collectively, the “Covered Persons”), and the business address and present principal occupation or employment of each of the Covered Persons and Mr. Edens, and is incorporated herein by reference.

(d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers or members has, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Covered Persons and Mr. Edens is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock held by the Reporting Persons were acquired on November 1, 2013 when Penn National Gaming, Inc. (“Penn”) completed the spin-off of the Issuer to Penn’s stockholders (the “Spin-Off”). To effect the Spin-Off, Penn made a distribution of all of outstanding Common Stock of the Issuer to holders of Penn common and Penn Series C preferred stock. In connection with the Spin-Off, the Reporting Persons received one share of Common Stock for every share of Penn common stock and one share of Common Stock for every 1/1,000th of a share of Penn Series C preferred stock that were held by the Reporting Persons at the close of business on October 16, 2013, the record date for the Spin-Off.

Item 4.	Purpose of Transaction.

The shares of Common Stock held by the Reporting Persons were acquired pursuant to the Spin-Off. The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.	Interest in Securities of the Issuer.

FIF V may be deemed to beneficially own and share the power to vote and dispose the 8,624,000 shares of Common Stock held directly by it, which represent 9.69% of the Common Stock.

Each of the Fortress V Funds, V GP, V (BCF) GP, Holdings V, Holdings (BCF) V, PH I, and FIGA may be deemed to beneficially own and share the power to vote and dispose of the 8,624,000 shares of Common Stock held directly by FIF V and the 157,822 shares of Common Stock held directly by FIG PNG Holdings LLC, a Delaware limited liability company (“FIG PNG”), by virtue of the Fortress V Funds’ ownership of all of the interests of FIF V and FIG PNG, which such shares of Common Stock in the aggregate represent 9.86% of the Common Stock outstanding.

Each of FIG, FOE I, FIGC, and Fortress may be deemed to beneficially own and share the power to vote and dispose of the 8,624,000 shares of Common Stock held directly by FIF V and the 157,822 shares of Common Stock held directly by FIG PNG by virtue of FIG being the investment advisor of the Fortress V Funds and the 21,195 shares of Common Stock held directly by FIG, which such shares of Common Stock in the aggregate represent 9.89% of the Common Stock outstanding.

Mr. Edens may be deemed to beneficially own and share the power to vote and dispose of the 8,624,000 shares of Common Stock directly held directly by FIF V by virtue of him being the manager of FIF V and the 157,822 shares of Common Stock directly held directly by FIG PNG and the 21,195 Shares of Common Stock held directly by FIG by virtue of his indirect interest in FIG, which such shares of Common Stock in the aggregate represent 9.89% of the Common Stock outstanding. Mr. Edens disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein by virtue of his indirect interest in FIG.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto. By virtue of the relationships among the Reporting Persons, as described in this Schedule 13D, the Reporting Persons may be deemed to be a “group” under the Federal securities laws.

On January 16, 2013, Penn entered into an exchange agreement (the “Exchange Agreement”) with FIF V (the “Holder”). Pursuant to the Exchange Agreement, all of the shares of Penn Series B preferred stock held by the Holder were automatically exchanged for shares of Penn Series C preferred stock at a specified ratio on October 11, 2013. In addition, pursuant to the Exchange Agreement, on October 11, 2013, Penn purchased from the Holder the number of shares of Penn Series C preferred stock required to ensure that, immediately following the consummation of the Spin-Off, the Holder and its affiliates (collectively, the “Fortress Group”) owned not more than 9.9% of the Issuer’s Common Stock. Furthermore, the Exchange Agreement provides that for two years following the Spin-Off the Holder, the Fortress Group and certain other of their affiliates may not transfer any shares of Common Stock received in the Spin-Off or shares of Penn stock in respect of which Common Stock was received pursuant to the Spin-Off unless such shares are transferred in tandem. The foregoing description of the Exchange Agreement is qualified in its entirety by the terms of the Exchange Agreement, a copy of which is attached hereto as Exhibit 99.2.

Pursuant to the Exchange Agreement, on November 1, 2013, the Issuer and the Holder entered into the Investor Rights Agreement (the “Investor Rights Agreement”). The Investor Rights Agreement grants the Holder four demand registrations and unlimited piggyback registration until the earlier of (i) such time as all the Common Stock distributed to the Holder in the Spin-Off, and any additional securities issued with respect thereto (the “Registrable Securities”), have been sold by the Holder and (ii) such time as the Holder together with its affiliates beneficially own less than 2.5% of the Common Stock on a fully-diluted basis. The Investor Rights Agreement also provides that the Issuer will use its reasonable efforts to file a short-form registration statement for the registration and sale of the Registrable Securities with the U.S. Securities and Exchange Commission within 60 days of the date the Issuer becomes eligible to use a short-form registration statement, and to keep such registration statement continuously effective for so long as the Holder has registration rights. In addition, the Investor Rights Agreement grants the Holder certain information rights and prohibits the Issuer from taking actions during the two year period following entry into the Investor Rights Agreement to increase the Holder’s beneficial ownership of the outstanding shares of Common Stock, directly, indirectly or constructively, above 9.9%. The foregoing description of the Investor Rights Agreement is qualified in its entirety by the terms of the Investor Rights Agreement, a copy of which is attached hereto as Exhibit 99.3.

Item 7.	Material to be filed as Exhibits.

1.	Exhibit 99.1 – Joint Filing Agreement, dated as of November 11, 2013

2.	Exhibit 99.2 – Exchange Agreement, dated as of January 16, 2013 *

3.	Exhibit 99.3 – Investor Rights Agreement, dated as of November 1, 2013 **

*	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Penn filed with the U.S. Securities and Exchange Commission on January 18, 2013.

**	Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer filed with the U.S. Securities and Exchange Commission on November 5, 2013.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: November 11, 2013	FIF V PFD LLC

		By:	/s/ Wesley R. Edens
			Name:	Wesley R. Edens
			Title:	President and Sole Manager

Dated: November 11, 2013	FIG LLC

		By:	/s/ David N. Brooks
			Name:	David N. Brooks
			Title:	Secretary

Dated: November 11, 2013
FORTRESS INVESTMENT FUND V (Fund A) L.P.
FORTRESS INVESTMENT FUND V (Fund D) L.P.
FORTRESS INVESTMENT FUND V (Fund E) L.P.
FORTRESS INVESTMENT FUND V (Coinvestment Fund A) L.P.
FORTRESS INVESTMENT FUND V (Coinvestment Fund D) L.P.

	By:	Fortress Fund V GP L.P.,
the general partner of the foregoing entities

		By:	Fortress Fund V GP Holdings Ltd.,
its general partner

		By:	/s/ David N. Brooks
			Name:	David N. Brooks
			Title:	Secretary

Dated: November 11, 2013
FORTRESS INVESTMENT FUND V (Fund B) L.P.
FORTRESS INVESTMENT FUND V (Fund C) L.P.
FORTRESS INVESTMENT FUND V (Fund F) L.P.
FORTRESS INVESTMENT FUND V (Coinvestment Fund B) L.P.
FORTRESS INVESTMENT FUND V (Coinvestment Fund C) L.P.
FORTRESS INVESTMENT FUND V (Coinvestment Fund F) L.P.

	By:	Fortress Fund V GP (BCF) L.P.,
the general partner of the foregoing entities

		By:	Fortress Fund V GP (BCF) Holdings Ltd.,
its general partner

		By:	/s/ David N. Brooks
			Name:	David N. Brooks
			Title:	Secretary

Dated: November 11, 2013	FORTRESS FUND V GP L.P.

		By:	Fortress Fund V GP Holdings Ltd.,
its general partner

		By:	/s/ David N. Brooks
			Name:	David N. Brooks
			Title:	Secretary

Dated: November 11, 2013	FORTRESS FUND V GP (BCF) L.P.

		By:	Fortress Fund V GP (BCF) Holdings Ltd.,
its general partner

		By:	/s/ David N. Brooks
			Name:	David N. Brooks
			Title:	Secretary

Dated: November 11, 2013	FORTRESS FUND V GP HOLDINGS LTD.

		By:	/s/ David N. Brooks
			Name:	David N. Brooks
			Title:	Secretary

Dated: November 11, 2013	FORTRESS FUND V GP (BCF) HOLDINGS LTD.

	By:	/s/ David N. Brooks
		Name:	David N. Brooks
		Title:	Secretary

Dated: November 11, 2013	FORTRESS OPERATING ENTITY I LP

		By:	FIG Corp., its general partner

		By:	/s/ David N. Brooks
			Name:	David N. Brooks
			Title:	Secretary

Dated: November 11, 2013	PRINCIPAL HOLDINGS I LP

		By:	FIG ASSET CO. LLC, its general partner

		By:	/s/ David N. Brooks
			Name:	David N. Brooks
			Title:	Secretary

Dated: November 11, 2013	FIG CORP.

	By:	/s/ David N. Brooks
		Name:	David N. Brooks
		Title:	Secretary

Dated: November 11, 2013	FIG ASSET CO. LLC

	By:	/s/ David N. Brooks
		Name:	David N. Brooks
		Title:	Secretary

Dated: November 11, 2013	FORTRESSS INVESTMENT GROUP LLC

	By:	/s/ David N. Brooks
		Name:	David N. Brooks
		Title:	Secretary

Dated: November 11, 2013	/s/ Wesley R. Edens
Wesley R. Edens